FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of MAY, 2005

MADISON MINERALS INC. (File #0-29250)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Madison Minerals Inc. News Release Dated May 2, 2005,

2.

Madison Minerals Inc. News Releases Dated May 27, 2005.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 123-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MADISON MINERALS INC.

(Registrant)

Date: June 3, 2005

By:

“James G. Stewart”

 James G. Stewart

Its:       Secretary

(Title)

Madison Minerals Inc.

2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

Phone:  (604) 331-8772  Fax:  (604) 331-8773

June 3, 2005

SECURITIES AND EXCHANGE COMMISSION

         VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Madison Minerals Inc. - (File #0-29250)

Form 6-K

On behalf of Madison Minerals Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

MADISON MINERALS INC.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Pam Morris

Miller Thomson, Attention:  Rupert Legge

MADISON

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

MINERALS INC                                                     Tel: (604) 331-8772           Fax: (604) 331-8773

May 2, 2005	Trading Symbols: TSX Venture – MMR OTC\BB – MMRSF Web Site: www.madisonminerals.com

MADISON APPOINTS INVESTOR RELATIONS FIRM

Madison Minerals Inc. (TSX-V: MMR) is pleased to report that it has agreed, subject to regulatory approval, to appoint Pivotal Communications Group Inc. (“Pivotal”) to act as an investor relations representative for a period of five months beginning May 1, 2005.

Pivotal’s primary responsibilities will be to provide investor relations services with the general objective of expanding the interest and awareness of existing and potential investors and the brokerage and the financial community.  Pivotal will also distribute its own report, Microcap Growth Stocks Report and has agreed to introduce Madison to institutional investors internationally.

Pivotal is based in Vancouver, B.C. and will be providing its services on a consulting basis for which it will receive consulting fees of $6,000 per month.  Subject to regulatory approval, Sunita Prasad, Pivotal’s principal, has been granted an incentive stock option to purchase 50,000 shares of Madison at a price of $0.42 per share until May 1, 2008.

For the past eight years, Ms. Prasad has provided investor relations, corporate communications and corporate finance consulting services to Canadian mineral exploration companies and, for the last four years, has provided these services under the auspices of Pivotal.  Pivotal does not presently own any shares of Madison but may in the future acquire shares of Madison for investment purposes.

To find out more about Madison Minerals Inc. (TSX-V: MMR), please visit our website at www.madisonminerals.com.

On behalf of the Board of Directors of

MADISON MINERALS INC.

“Chet Idziszek”_______

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

MADISON

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

MINERALS INC                                                     Tel: (604) 331-8772           Fax: (604) 331-8773

May 27, 2005	Trading Symbols: TSX Venture – MMR OTC\BB – MMRSF Web Site: www.madisonminerals.com

STOCK OPTIONS GRANTED

Madison Minerals Inc. (TSX-V: MMR) reports that it has agreed to grant an incentive stock option entitling the purchase of up to 200,000 common shares of Madison for a period of 5 years. The options have been priced as follows: 100,000 shares can be purchased at $0.38 and the remaining 100,000 shares at $0.75 per share at any time up to and including May 27, 2010.

Madison has also agreed to amend 1,032,200 of the currently outstanding incentive stock options and to re-price them at $0.38 per share. Their expiry dates are as follows:  428,116 will expire on March 6, 2006; 100,400 on May 21, 2007; 368,684 on December 30, 2007; 20,000 on December 3, 2008,  and 115,000 on March 10, 2009.

The grant of new options and the amendment to existing options is subject to regulatory approval.

To find out more about Madison Minerals Inc. (TSX-V: MMR), please visit our website at www.madisonminerals.com.

On behalf of the Board of Directors of

MADISON MINERALS INC.

“Chet Idziszek”_______

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

MADISON

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

MINERALS INC                                                     Tel: (604) 331-8772           Fax: (604) 331-8773

May 27, 2005	Trading Symbols: TSX Venture – MMR OTC\BB – MMRSF Web Site: www.madisonminerals.com

STOCK OPTIONS GRANTED

Madison Minerals Inc. (TSX-V: MMR) reports that it has agreed to grant incentive stock options entitling the purchase of up to 805,400 common shares of Madison at a price of $0.38 per share at any time up to and including May 27, 2010. The grant of these options is subject to regulatory approval.

Madison also reports that it has decided against the re-pricing of 1,032,200 stock options currently outstanding, as previously announced in a news release earlier today.

To find out more about Madison Minerals Inc. (TSX-V: MMR), please visit our website at www.madisonminerals.com.

On behalf of the Board of Directors of

MADISON MINERALS INC.

“Chet Idziszek”_______

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN